

Mail Stop 3561

November 16, 2017

Johan Aksel Bergendorff
Chief Financial Officer
Tempus Applied Solutions Holdings, Inc.
471 McLaws Circle, Suite A
Williamsburg, VA, 23185

> **Re:**   **Tempus Applied Solutions Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 20, 2017**
> **File No. 333-221049**

Dear Mr. Bergendorff:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that there are outstanding comments on your most recent Form 10-K. Please note that all such comments must be resolved before we act on a request for acceleration of effectiveness of your registration statement on Form S-1.

Exhibit Index, page II-6

2. We note your disclosure about equity financing agreement with GHS Investments LLC. Please file this agreement as an exhibit to your registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Lee D. Neumann, Esq.